SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Synacor, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 12

CUSIP #871561106	Page 2 of 13

1	NAME OF REPORTING PERSONS Pacven Walden Ventures IV, L.P. (“Pacven IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,804,292 shares, except that Pacven Walden Management II, L.P. (“Pacven Management II”), the general partner of Pacven IV, and Pacven Walden Management Co., Ltd. (“Pacven Walden Management”), the general partner of Pacven Management II, may each be deemed to have sole power to vote these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to vote these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,804,292 shares, except that Pacven Management II, the general partner of Pacven IV, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,804,292
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP #871561106	Page 3 of 13

1	NAME OF REPORTING PERSONS Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

70,846 shares, except that Pacven Management II, the general partner of Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to vote these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to vote these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

70,846 shares, except that Pacven Management II, the general partner of Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP #871561106	Page 4 of 13

1	NAME OF REPORTING PERSONS Pacven Walden Management II, L.P. (“Pacven Management II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to vote these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to vote these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP #871561106	Page 5 of 13

1	NAME OF REPORTING PERSONS Pacven Walden Management Co., Ltd. (“Pacven Walden Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to vote these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to vote these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON* CO

CUSIP #871561106	Page 6 of 13

1	NAME OF REPORTING PERSONS Lip-Bu Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

In addition, 9,827 shares are directly owned by Lip-Bu Tan & Ysa Loo Trust dated 2/3/1992, of which Tan is a trustee. As a trustee, Tan may be deemed to share voting and dispositive power with respect to such shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

In addition, 9,827 shares are directly owned by Lip-Bu Tan & Ysa Loo Trust dated 2/3/1992, of which Tan is a trustee. As a trustee, Tan may be deemed to share voting and dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,884,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP #871561106	Page 7 of 13

1	NAME OF REPORTING PERSONS Andrew Kau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 85,000 shares†.
6

SHARED VOTING POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	7	SOLE DISPOSITIVE POWER 85,000 shares†.
8

SHARED DISPOSITIVE POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,960,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%
12	TYPE OF REPORTING PERSON* IN

†	Represents 85,000 shares issuable upon exercise of stock options issued to Mr. Kau and exercisable within 60 days of December 31, 2014, 26,250 of which shares remained subject to vesting as of December 31, 2014.

CUSIP #871561106	Page 8 of 13

1	NAME OF REPORTING PERSONS Brian Chiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,875,138 shares, of which 3,804,292 shares are directly owned by Pacven IV, and 70,846 shares are directly owned by Pacven IV Associates. Pacven Management II, the general partner of each of Pacven IV and Pacven IV Associates, and Pacven Walden Management, the general partner of Pacven Management II, may each be deemed to have sole power to dispose of these shares.

Lip-Bu Tan, sole director of Pacven Walden Management, may be deemed to share power to dispose of these shares with the investment committee of Pacven Management II. Each of Lip-Bu Tan, Andrew Kau and Brian Chiang is a member of the investment committee of Pacven Management II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP #871561106	Page 9 of 13

ITEM 1(A).	NAME OF ISSUER

Synacor, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

40 La Riviere Drive
Suite 300
Buffalo, New York 14202

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Pacven Walden Ventures IV, L.P., a Cayman Islands limited partnership (“Pacven IV”), Pacven Walden Ventures IV Associates Fund, L.P., a Cayman Islands limited partnership (“Pacven IV Associates”), Pacven Walden Management II, L.P., a Cayman Islands limited partnership (“Pacven Management II”), Pacven Walden Management Co. Ltd, a Cayman Islands exempted company (“Pacven Walden Management”), Lip-Bu Tan (“Tan”), Andrew Kau (“Kau”) and Brian Chiang (“Chiang”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

One California St.
28th Floor
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

Pacven IV, Pacven IV Associates, and Pacven Management II are Cayman Islands limited partnerships, Pacven Walden Management is a Cayman Islands exempted company, and Tan, Kau and Chiang are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

ITEM 2(E)	CUSIP NUMBER

871561106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of December 31, 2014:

CUSIP #871561106	Page 10 of 13

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Pacven IV, Pacven IV Associates, and Pacven Management II, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #871561106	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2015

/s/ Lip-Bu Tan
Pacven Walden Ventures IV, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management II, L.P., its general partner
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Ventures IV Associates Fund, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management II, L.P., its general partner
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Management II, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Management Co. Ltd, a Cayman Islands exempted company
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Lip-Bu Tan

/s/ Andrew Kau
Andrew Kau

/s/ Brian Chiang
Brian Chiang

CUSIP #871561106	Page 12 of 13

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP #871561106	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 18, 2015

/s/ Lip-Bu Tan
Pacven Walden Ventures IV, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management II, L.P., its general partner
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Ventures IV Associates Fund, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management II, L.P., its general partner
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Management II, L.P., a Cayman Islands limited partnership
By: Pacven Walden Management Co. Ltd, its general partner
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Pacven Walden Management Co. Ltd, a Cayman Islands exempted company
By: Lip-Bu Tan, Director

/s/ Lip-Bu Tan
Lip-Bu Tan

/s/ Andrew Kau
Andrew Kau

/s/ Brian Chiang
Brian Chiang